Exhibit (e)(9)

VanEck Funds

666 Third Avenue – 9th Floor

New York, New York 10017

November 6, 2017

Van Eck Securities Corporation

666 Third Avenue – 9th Floor

New York, New York 10017

Ladies and Gentlemen:

Pursuant to Section 1 of the Distribution Agreement, dated July 30, 1985 (the “Agreement”), between VanEck Funds (the “Trust”) and Van Eck Securities Corporation (the “Distributor”), please be advised that the Trust has established an additional series of the Trust, namely, VanEck Morningstar Wide Moat Fund (the “Fund”). The Fund has adopted the Agreement and retained the Distributor to render services contemplated by the Agreement for the Fund.

Please confirm your willingness to render such services.

VANECK FUNDS

/s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President

Confirmed, Agreed to and Accepted this 6th day of November, 2017:

VAN ECK SECURITIES CORPORATION

/s/ Laura I. Martínez
Name: Laura I. Martínez
Title: Vice President